UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(b) (c),
AND (d) AND AMENDMENT THERETO FILED PURSUANT TO RULE 13D-2(b)
(Amendment No. 2)*

Eclipsys Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

278856109

(CUSIP Number)

Global Ventures III, L.P.	with a copy to:
(formerly known as Wilfam, L.P.) 100 Chetwynd Drive	Hale and Dorr LLP 11951 Freedom Drive
Rosemont, PA 19010 Attention: M. Donald Wright (610) 527-7460	Reston, VA Attention: Brent B. Siler (703) 654-7002

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2001

(Date of Event which Requires Filing of this Statement)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13G

CUSIP No. 278856109

NAME OF REPORTING PERSON

1	Global Ventures III, L.P. (formerly known as Wilfam, L.P.)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[ ]
		(b)	[ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

	5	SOLE VOTING POWER
NUMBER OF		0

SHARES BENEFICIALLY OWNED	6	SHARED VOTING POWER 0

BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 0

PERSON WITH	8	SHARED DISPOSITIVE POWER
		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0%

12	TYPE OF REPORTING PERSON

PN

ITEM 1(a).       NAME OF ISSUER

Eclipsys Corporation.

ITEM 1(b).       ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

777 East Atlantic Avenue
Suite 200
Delray Beach, FL 33483.

ITEM 2(a).       NAME OF PERSON FILING

Global Ventures III, L.P. (formerly known as Wilfam, L.P.)

ITEM 2(b).       ADDRESS OF PRINCIPAL BUSINESS OFFICE

100 Chetwynd Drive
Rosemont, PA 19010
Attention: M. Donald Wright.

ITEM 2(c).       CITIZENSHIP

Delaware.

ITEM 2(d).       Title of Class of Securities

Common Stock, $0.01 par value per share.

ITEM 2(e).       CUSIP NUMBER

278856109.

ITEM 3.           IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment Company registered under Section 8 of the Investment Company Act
(e)	[ ]	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

(f)	[ ]	Employee Benefit Plan or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)
(g)	[ ]	Parent Holding Company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G)
(h)	[ ]	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act
(i)	[ ]	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Not Applicable

ITEM 4.           OWNERSHIP

(a)	Amount beneficially owned: 0

(b)	Percent of Class: 0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:	0

(ii)	Shared power to vote or direct the vote:	0

(iii)	Sole power to dispose or to direct the disposition of:	0

(iv)	Shared power to dispose or to direct the disposition of:	0

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.           IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.   CERTIFICATIONS.

Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2002.

GLOBAL VENTURES III, L.P.

By:	Wilfam, Inc., its general partner

By:	/s/ M. Donald Wright
Name: M. Donald Wright
Title: President